April 1, 2020

John Norman
Chief Executive Officer
Evolution Development Group, Inc.
10949 Esteban Drive
Ft. Myers, FL 33912

       Re: Evolution Development Group, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed March 30, 2020
           File No. 024-11127

Dear Mr. Norman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Part III. Exhibits
Index to Exhibits, page 110

1. Please file the written consent of Kendall Almerico as an exhibit to your offering statement.
 John Norman
FirstNameDevelopment Group, Inc.
Evolution LastNameJohn Norman
Comapany NameEvolution Development Group, Inc.
April 1, 2020
Page 1,
April 2 2020 Page 2
FirstName LastName
       You may contact Theresa Brillant at 202-551-3307 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services